March 14, 2005

Mail Stop 0409

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, Virginia  22102

Re:	JER Investors Trust Inc.
      Amendment No. 1 to Form S-11 filed February 15, 2005
      Form S-11 filed February 14, 2005
      Registration No. 333-122802

Dear Mr. Ward:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please provide the disclosure regarding promoters required by Item
11 of Form S-11, including the information called for by Item
11(d)
regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.
3. Supplementally, please provide us with a detailed analysis of why your current and proposed business and investment strategy has not caused you to be, and will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

4. We note that you plan to issue collateralized debt obligations. Please tell us whether you intend to register the offering of these securities or tell us the exemption from registration on which you intend to rely.

5. We note that you have listed JER TRS Holding Company, Inc. as a subsidiary in Exhibit 21.1., and on page 99 you discuss affiliated partnerships. Please revise as appropriate to discuss the role that your taxable REIT subsidiary and any operating partnerships or other subsidiaries will serve in your operations.

Prospectus Cover Page

6. We note the disclosure regarding your intention to apply to list the shares on the NYSE.
Please refer to the note to Item 202 of Regulation S-K and advise or revise.

7. Please disclose that you intend to elect REIT status for the year ended December 31, 2004, as stated on page 86.

8. Please disclose the name of your manager, rather than describing the entity as "an affiliate of J.E. Robert Company, Inc."

Prospectus Summary, page 1

9. Throughout the prospectus you use the term "JER" to refer to "J.E.
Robert Company, Inc." Since your company name and the name of your manager include the term "JER," this may be confusing to an investor.
Please revise throughout the prospectus to clearly delineate between the company, your manager and J.E. Robert Company, Inc.
10. Please relocate the summary risk factors so that they appear immediately after the discussion of your competitive strengths.

11. Please revise to include an organizational chart.

12. Please revise to describe the compensation and benefits to be received, directly or indirectly, by affiliated persons. Refer to
Item 3(b)(4) of Form S-11.

13. The disclosure in the paragraph preceding this section suggests that you currently do not employ match-funded financing structures in your business. Consequently, please remove "Match-Funded
Financing
Discipline" from your "Competitive Strengths." Your intention to match-fund in the future is currently a business and financing strategy rather than a competitive strength.

Targeted Investments, page 2

14. We refer to your reference to the Commercial Mortgage Alert data.
If the demographic and market data, including that referred to in this paragraph, upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it.

15. Please delete your disclosure regarding the estimated yields on your net leased real estate and the estimated spreads on your loan investments or provide appropriate support for these projections.
Management Agreement, page 4

16. The calculation of the incentive fee may be difficult for an investor to understand. In addition to your disclosure of the fee formula, please provide a brief description of the circumstances in which the formula will result in the payment of the incentive fee. Disclose the amounts payable after this offering.

Summary Risk Factors, page 6

17. Please include a bullet point discussing the conflicts of interest created by the manager`s compensation structure.

Risk Factors, page 10

18. Please clarify that all material risks are discussed in the "Risk
Factors" section. In this regard, we note that the introductory paragraph which provides that investors should consider the information set forth below in addition to the information set forth elsewhere in the prospectus.

19. Please include a risk factor regarding the limitations of rating agency ratings, including the risk that such ratings may be lowered or withdrawn.

20. Please include a risk factor that discusses your manager`s discretion in the use of the repurchase agreements to be paid down with the proceeds from the offering to acquire unspecified assets. Include disclosure of the increased uncertainty and risk to investors since they are unable to evaluate the particular assets to be acquired prior to investment.

21. Please include a risk factor with respect to your current losses.
Refer to Item 503(c)(2) of Regulation S-K.

22. Please revise to discuss the risks of net lease property.

23. Please describe the risk that after this offering, Mr. J.E.
Robert will have significant control over your company as a major stockholder, as advisor, and as Chairman of the Board.

There are conflicts of interest in our relationship with JER and our manager, which could result in decisions that are not in the best interests of our stockholders, page 10

24. We note that you discuss several conflicts and associated risks under the same heading. Please revise to present each risk under a separate heading that briefly describes the nature of the risk.

25. We refer to your disclosure that the manager will be paid substantial fees regardless of performance. Please disclose that management fees of $1.1 million were paid for the period ending September 31, 2004 and that you experienced a net loss of $6.1 million during the same period.

26. We note your disclosure regarding the potential of the incentive fee formula to lead the manager to place undue emphasis of the maximization of FFO. Please supplementally advise us whether the incentive fee formula also provides an incentive to the manager to recommend stock offerings at times when the FFO yield is above historical levels or to pay dividends in excess of earnings and profits.

27. Please expand the disclosure to include the fact that you will indemnify the manager and its officers and directors with respect to their liability for expenses, losses, damages, liabilities, and claims arising from acts of the manager not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties performed pursuant to the management agreement.

28. We note that the underwriter, FBR, currently owns 7.7% of your common stock, was the initial purchaser and placement agent for your private placement, and has two seats on the board. Please discuss the conflict in the performance of the underwriter`s due diligence inquiries under the Securities Act.

We expect to incur significant debt to finance our investments, which may subject us to increased risk of loss and reduce cash available for distributions to our stockholders, page 12

29. Please quantify your current amount of indebtedness.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses, page 13

30. Please quantify the percentage of your assets that have fixed rate terms and the percentage of your indebtedness that has fixed rate terms.

31. If appropriate, please disclose whether increasing interest rates may have an effect on borrower default rates.

The mortgage loans in which we invest and the mortgage loans underlying the mortgage backed securities in which we invest will be subject to delinquency, foreclosure and loss, which could result in losses to us, page 16

32. Please revise to include your most recent delinquency and credit loss data.

Our investments in subordinated mortgage backed securities could subject us to increased risk of losses, page 17

33. Please revise to disclose the percentage of your current portfolio that is subordinated MBS. Please provide equivalent disclosure in your subsequent risk factors for mezzanine loans, B-Notes, bridge loans, preferred equity investments, REIT debt securities, non-U.S. dollar denominated securities and non-conforming and non-investment grade loans.

Maintenance of our exemption from the requirements of the Investment
Company Act imposes limits on our operations, page 23

34. Please disclose whether you intend to obtain a legal opinion in connection with the acquisition of assets for which there is "uncertainty" with respect to Investment Company Act treatment.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may restrict our business combination opportunities, page 25

35. The definition of "person" in your charter appears to be more restrictive than the requirements of the 5-50 rule. Please revise to disclose that your ownership limitations are more restrictive than is necessary to comply with the Internal Revenue Code REIT requirements.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile following this offering, page 28

36. Please revise to describe each specific risk separately, rather than listing them in a bullet-format. Refer to Item 503(c) of Regulation S-K. We note that the third, fifth, sixth, seventh and ninth bullets are already discussed under separate headings on pages
10 and 28-30. Further, the remaining bullets appear to be generic risk factors.

Future sales of our common stock may depress the price of our shares, page 29

37. For ease of investor understanding, please revise to include a table at the beginning of your disclosure, here and on page 81, showing the dates when all of your common shares outstanding immediately prior to the offering may be resold following the completion of the offering. For example, the table should further classify the outstanding shares based on the first date on which those shares may be resold into the market once any applicable lockup restrictions have lapsed, either because those shares have been or will be registered for resale under the Securities Act or have become or will become eligible for resale under Rule 144 or any other applicable resale exemptions.

We have not established a minimum distribution payment level and we cannot assure you of our ability to make distributions in the future, page 29

38. Please revise, here and on pages 34 and 100, to clarify how your distributions may include a return of capital.

Use of Proceeds, page 32

39. Please disclose that you will use all the net proceeds from this offering to repay outstanding indebtedness under your master repurchase agreements. Please disclose how you used the funds borrowed under your repurchase agreement that are to be repaid with the proceeds of this offering. Refer to Item 504 of Regulation S-K.
In addition, please briefly describe the purposes for which you borrow funds under these repurchase agreements.

Dilution, page 35

40. Please revise to clarify that you are discussing the underwriter`s overallotment option in the last paragraph.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

41. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For example, please discuss the anticipated impact of the current interest rate environment, increasing competition and any other material trends. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

42. In the introduction to this section, please disclose management`s expectation regarding the relative importance of residential mortgages to your future business.

      Results of Operations, page 39

43. Reference is made to your discussion of net loss and net loss per share adjusted to exclude stock-based compensation expense. Please advise us how your presentation of this non-GAAP information complies with the disclosure requirements in Item 10(e) of Regulation S-K.

      Liquidity and Capital Resources, page 40

44. Please revise to quantify and describe any financial or restrictive covenants under your debt obligations.

45. Explain how you considered the requirements of Item 303 of Regulation S-K to provide tabular disclosure of your contractual obligations in your MD&A.

46. Upon updating your financial statements, please disclose the amount at risk with each counterparty under the outstanding repurchase agreements and all other relevant information as applicable. Reference is made to Rule 4-08(m) of Regulation S-X.

Quantitative and Qualitative Disclosures About Market Risk, page
41

47. Please disclose whether you intend to use derivatives for purposes other than interest rate management. Refer to Item 305 of
Regulation S-K.

48. Please disclose what financial instruments, if any, you currently use to limit the effects of fluctuations in interest rates on your operations. For example, on page 51, you state that you have entered into interest swap agreements.

Our Company, page 44

49. Please disclose your website, if any. Refer to Item 101(e)(3) of
Regulation S-K.

50. Please revise to limit the disclosure regarding your manager`s prior achievement, here and on page 59. We note that the operating history of JER Investors Trust is limited and describing the history and achievements of your manager in the prospectus may confuse investors. Further, please balance your disclosure of your manager`s achievements so that investors may understand how your asset mix and portfolio size may be different.

	Our Investment Strategy, page 44

51. Where you discuss the financing of your investments, please make sure the disclosure clearly delineates between your current financing arrangements and your proposed financing strategy. For example, your statement that you "finance [your] investments with both short-term warehouse facilities and match-funded financing structures" does not appear to reflect your current arrangements.

52. Please expand on your reference to the manager`s "significant business relationships." In particular, please describe the nature of these relationships and how they will benefit your business.

53. Please revise to state whether your policy is to acquire assets primarily for possible capital gain or primarily for income.
Refer
to Instruction 5 to Item 13(a) of Form S-11. We note that you currently disclose both objectives.

Targeted Investments, page 46

54. Please disclose the percentage of your current portfolio represented by each of these products.

55. For each targeted investment, describe the types of real property that will serve as the underlying collateral and the types of borrower to whom you will provide loans or in whom you will invest.

56. Please also discuss your plans to invest in non-U.S.
denominated
securities.

57. Please include a description of each type of mortgage activity in which you intend to engage, including originating, servicing and warehousing of mortgages. Refer to Instruction 2 to Item 13(b) of Form S-11.

	B-Notes, page 47

58. Please provide additional disclosure regarding how investments in
B-notes are generated from your banking relationships.

Our Investments, page 49

59. Please include a brief description of the seller`s of the securities in your current portfolio.

60. Please include a footnote describing the calculation of estimated fair value.

61. Please provide additional detail in footnote 1 on the calculation of "term." In particular, please explain how "expected life in years" is calculated and how losses adjust this figure.

62. We note that you have disclosed the detail of your investment portfolio net of any CMBS held by trusts that are required to be consolidated. Please explain how you considered the requirements of
Item 10(e) of Regulation S-K in preparing your disclosure.

Capital and Leverage Policies, page 50

63. Please disclose additional detail on the interest rate swap agreements disclosed in the last paragraph.

Credit and Interest Rate Management, page 51

64. Please briefly describe the staff responsible for implementing and monitoring your interest rate risk management program and the executive officer, if any, responsible for overseeing it.

Investment Process, page 51

65. Please disclose examples of investment sources where JER has a strategic advantage or a direct relationship with the counterparty.
If applicable, please illustrate how these relationships assisted in acquiring investments in your current portfolio.

66. Please disclose whether CMBS investments included in the current portfolio were acquired other than via a bid format. Please supplementally provide support for your statement that JER has historically been able to negotiate certain CMBS acquisitions. Include data that indicates the relative percentage of negotiated CMBS acquisitions to bid format acquisitions.

67. Please disclose the number of full-time staff that will be utilized to conduct due diligence on your investments and, in the Asset Management subsection on page 54, to provide asset management services.

68. Please disclose whether you intend to obtain REIT or Investment
Company Act legal opinions in connection with your investments.

69. Please discuss the JER Fund III partnership agreement and the effect on your investment process.

Our Manager and the Management Agreement, page 59

	Officers of Our Manager, page 59

70. Please provide the employment background for Ms. Doescher for the years 2000 to 2002. Refer to Item 401 of Regulation S-K.

      Management Services, page 61

71. We note that the fourth bullet states that the manager is responsible for making all decisions concerning the evaluation, purchase, negotiation, structuring, monitoring, and disposition of our investments. Please revise to clarify the role of your board and management in these decisions.

Management Fees and Incentive Compensation, page 62

72. We refer to the first sentence of your disclosure regarding the reimbursement of expenses. Please provide additional detail regarding services for which the manager will be reimbursed. The standard for reimbursement of expenses in the current disclosure is whether you would have to contract with a third party to perform the services in question. However, a substantial amount of the services listed on page 61 as services to be provided under the management agreement are arguably services that would otherwise require you to hire a third party, especially since you have no employees. Please provide more specific disclosure so that an investor will better understand what services are provided by the manager pursuant to the management agreement in return for the compensation specified therein, and what services will be subject to separate reimbursement.

73. Please expand your disclosure regarding incentive compensation.
Based solely on a review of the formula, it may be difficult for an investor to clearly understand how the incentive compensation provisions will actually work. Please provide a description of the operating conditions (such as changes in FFO, stock price and payment of dividends) that would be most likely to impact the payment of incentive compensation. Please consider providing examples.

74. Please revise to include any fees to be paid in connection with this offering and fees to be paid upon termination or liquidation.

Certain Relationships and Related Transactions, page 73

75. Please describe the Rule 144A and Rule 506 transactions separately.

Selling Stockholders, page 75

76. We note you have not identified all of your selling stockholders.
With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

77. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

	Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

78. Please revise to describe how the selling stockholders acquired their securities.

79. Please identify, by footnote, the natural person who controls each of the entities that will be listed in the selling stockholder table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or investment companies, please disclose this by way of footnote.

Description of Capital Stock, page 76

80. Please supplementally advise us if you are aware of trades of your common stock on the PORTAL Market.

81. Please disclose your number of shareholders.  Refer to Item
201(b) of Regulation S-K.

      Common Stock, page 76

82. We note that you state that all shares offered by this prospectus will be duly authorized, fully paid and non-assessable. Since this is a legal conclusion, you do not appear qualified to render such opinion. If based on an opinion of counsel, please revise to so state.

      Dividend Reinvestment Plan, page 77

83. Please revise, here and in the Underwriting section, to describe any current plans to implement a dividend reinvestment plan.

Important Provisions of Maryland Law and of Our Charter and By-
Laws,
page 83

	Advance Notice of Director Nominations and New Business, page
85

84. Please summarize the advance notice procedures of your by-laws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of
Our
Charter and By-Laws, page 85

85. Please reference the potential anti-takeover effects of the advance notice provisions and of your definition of "person" in
Section 7.01 of the charter with respect to the ownership limitation.

Federal Income Tax Considerations, page 86

      Taxation of JER Investors Trust, page 86

86. Please supplementally advise us when you anticipate making a REIT election for the year ended December 31, 2004, or revise.

87. We note that you state that you "expect" to receive a tax opinion. Please confirm that you will file the opinions prior to effectiveness and revise the disclosure. Further, please limit counsel`s reliance on assumptions and representations to factual matters.

Underwriting, page 108
88. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

89. Please include a description of the prior relationship between you and the underwriter. Refer to Item 508(a) of Regulation S-K. In addition, please describe any rights to nominate or designate members of the board of directors. Refer to Item 508(f) of Regulation S-K.
We note that two of your directors are affiliated with the underwriter.

Financial Statements

General

90. Update your financial statements pursuant to 3-12 of Regulation
S-X.

Report of Ernst & Young LLP, Independent Registered Public
Accounting
Firm, page F-1

91. We note that the Report of Independent Auditors does not indicate the city and state where the report was issued. Please have the independent accountants revise their report accordingly. We refer you to Rule 2-02 of Regulation S-X.

Consolidated Statement of Earnings, page F-3

92. We note your presentation of non-cash stock compensation as a single line item within your consolidated statement of earnings and believe that this information would be most appropriately classified in the income statement line item to which it relates. However, if you choose to continue show this amount as a separate line, please revise to parenthetically note the amount of the equity-related charge being excluded from the appropriate line item to provide transparency.

Summary of Significant Accounting Policies

Revenue Recognition, page F-7

93. Advise us supplementally and consider expanding your disclosure as necessary to clarify why you account for the recognition of interest income on CMBS held-to-maturity investments under SFAS 91 and CMBS available-for-sale investments under EITF 99-20.

Derivative Activities, page F-8

94. We note that you entered into derivative agreements subsequent to
September 30, 2004. Tell us if you considered expanding your derivative accounting policy to include the Company`s policy for accounting for fair value and cash flow hedges. Additionally, tell us if you considered expanding your policy to include your method for determining the fair value of derivative instruments.

Bonds Payable, page F-11

95. Please disclose the principal payments of your bonds payable for each of the five succeeding years from the date of the latest balance sheet presented or advise us. Reference is made to Rule 5-02 of Regulation S-X and SFAS 47. In addition, consider including expanded disclosure regarding the interest rates, maturities and priorities of these bonds.

Stock Option and Incentive Award Plan, page F-12

96. Given that there was additional performance criteria that must be met by your manager and non-officer directors in order for the shares granted to become non-forfeitable, explain how you determined that it was appropriate to recognize the entire expense amount on the date of grant.

97. In a supplemental response, explain how you determined the value of the stock that was granted to your manager and directors.

Exhibits

98. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file the JER Fund III partnership and any other material agreements required to be filed under Item 601 of Item
S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 824-5356 or Cicely Luckey, Senior Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-2987 with any other questions.



Sincerely,



Peggy Kim
Senior Counsel



cc:	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP

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JER Investors Trust Inc.
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